UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Reid & Rudiger LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

40 Wall Street; Suite 1708
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Randy Stouber	732-239-0494	rstouber@cfopartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Berkower LLC
(Name – if individual, state last, first, and middle name)

517 Route One; Suite 4103	Iselin	NJ	08831
(Address)	(City)	(State)	(Zip Code)

9/18/2003	217
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marc Harrison, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Reid & Rudiger LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Managing Director

[signature] Margaret A Freedman

Notary Public

MARGARET FREEDMAN NOTARY PUBLIC My Comm. Expires March 27, 2027 NEW JERSEY

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Reid & Rudiger, LLC
Index to the Financial Statements
December 31, 2023

Table of Contents

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712
Berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of Reid & Rudiger, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Reid & Rudiger, LLC** (the "Company") as of December 31, 2023, the related statements of income, changes in member's equity, and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the "Financial Statements"). In our opinion, the Financial Statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information (Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission; Schedule II – Computation for Determining of Reserve Requirements Pursuant to SEC Rule 15c3-3; and Schedule III – Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Financial Statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the Financial Statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R.§ 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the Financial Statements as a whole.

We have served as the Company's auditor since 2017.

Berkower LLC
Berkower LLC

Iselin, New Jersey
April 15, 2024

Reid & Rudiger, LLC
Statement of Financial Condition
December 31, 2023

ASSETS		
Cash	$	429,878
Receivable from clearing broker		208,871
Prepaid expenses		35,895
Clearing deposit		50,000
Property and equipment, net		1,407
Security deposit		45,493
Total Assets	$	771,544
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	25,890
Total Liabilities		25,890
Contingencies		
Member's Equity		745,654
Total Liabilities and Member's Equity	$	771,544

The accompanying notes are an integral part of this statement.

Reid & Rudiger, LLC
Statement of Income
For the Year Ended December 31, 2023

Revenues:	
Commissions	$ 3,175,269
Other income	141,737
Total revenues	3,317,006
Expenses:	
Compensation and benefits	1,676,881
Clearing, quotations and research	143,993
Professional fees	263,266
Regulatory, licenses and insurance	190,335
Occupancy	98,074
Office, postage and delivery	81,998
Computer and communications	86,903
Other	48,003
Total expenses	2,589,453
Net income	$ 727,553

The accompanying notes are an integral part of this statement.

Reid & Rudiger, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2023

	Total Member's Equity
Balance - January 1, 2023	$ 627,101
Member's contributions	25,000
Member's distributions	(634,000)
Net income	727,553
Balance, December 31, 2023	$ 745,654

The accompanying notes are an integral part of this statement.

Reid & Rudiger, LLC
Statement of Cash Flows
For the Year Ended December 31, 2023

Cash Flows from Operating Activities:	
Net income	$ 727,553
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	3,011
Amortization of right of use asset	101,537
(Increase) Decrease in Operating assets:	
Increase in receivable from broker	(35,553)
Increase in prepaid expenses	(6,163)
Increase (Decrease) in Operating liabilities:	
Decrease in operating lease liability	(112,773)
Decrease in accounts payable and accrued expenses	(10,505)
Net Cash Provided by Operating Activities	667,107
Cash Flows from Investing Activities	
Net cash outlay for security deposits	(22,555)
Acquisition of property and equipment	(4,418)
Net Cash Used in Investing Activities	(26,973)
Cash Flows from Financing Activities	
Member's contributions	25,000
Member's distributions	(634,000)
Net Cash Used in Financing Activities	(609,000)
Net Increase in Cash	31,134
Cash at beginning of the year	398,744
Cash at end of the year	$ 429,878
Supplementary Disclosure of Cash Flow Information	
Cash paid during the year for:	
Interest	$ -
Income Taxes	$ -
Non-cash investing and financing activities	
Write off lease liability against right-of-use asset and security deposit (partial)	$ 157,072

The accompanying notes are an integral part of this statement.

1. <u>ORGANIZATION AND NATURE OF BUSINESS</u>

Reid & Rudiger LLC, ("Company") a New York Limited Liability Company formed March 18, 1998, commenced operations November 1, 1999 and is located in New York, New York. It is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates a number of lines of business as a retail brokerage firm. It clears all securities transactions through a clearing broker, RBC Capital Markets Corporation ("RBC") on a fully disclosed basis. Accordingly, the Company is exempt from the requirements of SEC Rule 15c3-3 under the provisions of paragraph (k)(2)(ii).

The Company is wholly-owned by Evermore Holdings, LLC ("Member").

2. <u>SIGNIFICANT ACCOUNTING POLICIES</u>

Basis of Presentation
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Board's ("FASB") Accounting Standards Codification ("ASC").

Cash
The Company keeps its cash with major banks. The account balances may exceed the FDIC insurance limit of $250,000. See Note 7.

Revenue Recognition
Revenue is recognized in accordance with ASC 606, *Revenue from Contracts with Customers.* The Company earns commissions on customers' securities transactions. Commission income and related clearing expenses are recorded on the trade date. The Company believes that its performance obligation is satisfied on the trade date because: 1) the underlying securities, pricing and counterparty have been determined:, 2) ownership risks and rewards have transferred; 3) the purchaser has control of the securities' use.

Receivable from Clearing Broker
Receivable from clearing broker is the net balance due the Company for income earned on securities transactions. The receivable due from RBC was $208,871 at December 31, 2023. Management has determined that no allowance for doubtful accounts was necessary at December 31, 2023 based upon its evaluation in accordance with *ASC 326, Financial Instruments - Current Expected Credit Losses ("CECL").*

ASC 326 requires a *CECL* evaluation, and the immediate recognition of estimated credit losses over the life of applicable financial assets. The Company's *CECL* evaluation considered relevant collectability factors, including: historical experience; credit quality; terms; balances; current and projected economic conditions.

Clearing Deposit
The Company is required to maintain a deposit of $50,000 according to the terms of its fully disclosed clearing agreement with its clearing broker, RBC Correspondent Services.

Other Income
Other income of $141,733 included in the Statement of Income consisted of net realized and unrealized appreciation of $20,079 and interest income of $121,658 pursuant to an interest sharing agreement with the Company's clearing broker, RBC. Interest income is recognized as earned, based upon applicable margin account balances, interest rate and payment terms set forth in written agreements.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes
The Company is a single-member limited liability Company treated as a disregarded entity for income tax purposes. Therefore, the accompanying financial statements do not include any provision for federal or state income taxes. The Member is responsible to report the Company's income or loss and the associated tax effects on its income tax returns.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loan Forgiveness
The Company's policy is to account for forgivable loans in accordance with ASC 470, Debt and related accounting pronouncements. Forgiveness of debt is recognized when the debt is extinguished, meaning the Company is formally released from the liability. The forgiven debt amount is recorded as a gain on extinguishment of debt and is included in Other income in the Statement of Income.

Recent Accounting Pronouncements
The Company is subject to ongoing revisions to the GAAP standards in effect applicable to the preparation of its financial statements. The Company has either evaluated or is currently evaluating the impact of pending FASB pronouncements. The Company believes that these future standards will not have a material impact on its financial statements.

Allowance for Credit Losses
ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset.

The Company identified the receivable from clearing broker as impacted by the guidance. The Company's expectation is that the credit risk associated with commissions and other receivables is not significant. Accordingly, the Company has not provided an allowance for credit losses at December 31, 2023.

3. NET CAPITAL REQUIREMENTS

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $662,859, which was $657,859 in excess of the amount required. The Company's ratio of aggregate indebtedness to net capital was 0.039 to 1.

4. DISPUTES AND LEGAL MATTERS

The firm is a party in four arbitrations, brought by customers, pending before FINRA Dispute Resolution ("FINRA DR"). The matters are in prehearing stages of the arbitration process and the firm is vigorously defending the allegations. At this time, the outcomes of these matters are uncertain. Accordingly, no provision for the claims have been made in these Financial Statements.

5. CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances at two financial institutions. These balances may exceed the amount insured by the Federal Deposit Insurance Corporation. The Company regularly monitors the financial condition of these institutions in order to keep the potential risk to a minimum.

6. LEASES

The Company recognizes and measures its leases in accordance with ASC 842, Leases. The Company is a lessee in several noncancellable operating leases, for office space and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its estimated incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our estimated incremental borrowing rate based on the information available at the commencement date for all leases. The Company's estimated incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The lease cost associated with short-term leases is recognized on a straight-line basis over the lease term.

During the year ended December 31, 2023, the Company had an obligation as a lessee for office space with initial noncancellable terms in excess of one year. The Company classified this lease as an operating lease. Payments due under the lease contract included fixed payments plus variable payments. The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments were not included in lease payments used to determine lease liability and are recognized as variable costs when incurred. The lease was set to expire in August 2024, but the Company entered into a termination agreement in August 2023 with the lessor. The Company settled the remaining lease obligations under the lease in part from the offset of the initial security deposit, receiving a net refund of $22,938.

In August 2023, the Company entered into a lease agreement as a lessee for office space, which is set to commence on the first business day following the substantial completion of agreed-upon improvements to the office space to be completed by the landlord. As the improvements had not been completed as of December, 31, 2023, the only required payment was the sum of $11,373 to be credited to the first month's rent, which was included in prepaid expenses in the accompanying Statement of Financial Condition. The monthly fixed rental payments under this lease agreement for year one are $11,373 per month, with annual increases thereafter. Certain monthly rents will be subject to abatement during the lease term. The lease term is six years and included a security deposit of $45,493.

6. LEASES (continued)

The components of lease cost for the year ended December 31, 2023, are as follows:

Operating lease cost	$ 68,019
Short-term lease cost	30,055
Total lease cost	$ 98,074

Other information related to leases as of December 31, 2023, was as follows:

Supplemental cash flow information:	
Amortization of ROU asset	$ 101,537
Operating lease payments	$ (112,773)

7. COMMITMENTS AND CONTINGENCIES

Counterparty and Market Risks

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the non-performing party under its agreement with RBC. The Company is also subject to market risk if the current price of the securities has changed from the contracted price. No such non-performance events occurred during the year ended December 31, 2023. The Company's policy is to monitor its exposure to market and counterparty risks. In addition, the Company has a policy of reviewing, on an ongoing basis, the credit standing of each counterparty and customer with which it conducts business.

8. PROPERTY AND EQUIPMENT

Fixed assets consist of the following at December 31, 2023:

Computers	$ 4,418
Less: Accumulated depreciation and amortization	(3,011)
	$ 1,407

The depreciation for the year ended December 31, 2023 was $3,011 under the straight-line method. Fixed assets are depreciated over their useful lives, typically 7 years. Leasehold improvements are amortized over the lesser of their useful lives or the lease term.

9. INCOME TAXES

The Company is subject to the New York City Unincorporated Business Tax ("UBT"), which the Member files on a consolidated basis including the Company.

The Company has determined that there were no uncertain tax positions requiring disclosure or recording in these financial statements as of December 31, 2023. This determination is subject to ongoing review as facts and circumstances require.

The Company's tax filings are subject to examination by federal, New York State, and New York City tax authorities in accordance with the normal statute of limitations, which are generally three years from the filing date. Tax years 2020 through 2023 are open as of December 31, 2023. No tax examinations occurred during the year ended December 31, 2023.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued. No material subsequent events occurred during this period that were required to be recognized or disclosed in the financial statements as of December 31, 2023 and for the year then ended.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF December 31, 2023

Reid & Rudiger, LLC
Schedule I - Computation of Net Capital
Under Rule 15c3-1
December 31, 2023

6

NET CAPITAL	
Total member's equity	$ 745,654
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expenses	(35,895)
Property and equipment	(1,407)
Security deposit	(45,493)
Net Capital	$ 662,859
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$ 25,890
Aggregate indebtedness	$ 25,890
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Greater of:	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 1,726
or	
Minimum net capital required	$ 5,000
Excess net capital	$ 657,859
Net capital less greater of 10% of total AI or 120% of minimum net capital	$ 656,859
Ratio of aggregate indebtedness to net capital is	0.04 to 1

There were no material differences between the Company's net capital computation shown above and the net capital computation included in the Company's unaudited Form X-17A-5, Part IIA report as of December 31, 2023.

See report of independent registered public accounting firm.

A computation of reserve requirements under SEC Rule 15c3-3 ("Rule") is not applicable to the Company as of December 31, 2023. The Company claims exemption from the Rule by operating in accordance with the provisions of the Rule's paragraph (k)(2)(ii).

Reid & Rudiger, LLC
Schedule III - Information Relating to Possession or Control
Requirements Under SEC Rule 15c3-3
December 31, 2023

Information relating to possession or control requirements under SEC Rule 15c3-3 ("Rule") is not applicable to the Company as of December 31, 2023. The Company claims exemption from the Rule by operating in accordance with the provisions of the Rule's paragraph (k)(2)(ii).

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712
berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of Reid & Rudiger, LLC:

We have reviewed management's statements, included in the accompanying **Reid & Rudiger, LLC** Exemption Report under SEA Rule 17a-5(d)(4), in which (1) Reid & Rudiger, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Reid & Rudiger, LLC claimed an exemption from 17 C.F.R. § 240. 15c3-3: (2)(*ii*) (the "Exemption Provisions") and (2) Reid & Rudiger, LLC stated that Reid & Rudiger, LLC met the identified Exemption Provisions throughout the most recent fiscal year without exception. Reid & Rudiger, LLC's management is responsible for compliance with the Exemption Provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Reid & Rudiger, LLC's compliance with the Exemption Provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(*ii*) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Berkower LLC
Berkower LLC

Iselin, New Jersey
April 15, 2024

Reid & Rudiger, LLC
Exemption Report

Reid & Rudiger, LLC (“The Company") is a registered broker-dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers").
This Exemption Report was prepared as required by 17 C.F.R. §240.17a5(d)(1) and (4). To the best of its knowledge and belief, The Company states the following:

1. The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by paragraph (k)(2)(ii) of Rule 15c3-3, and

2. The Company met the identified exemption provision without exception. throughout the period January 1, 2023 through December 31, 2023.

Reid & Rudiger, LLC

____
Marc Harrison, President

4/15/24
____
Date